UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Announces Results for the First Quarter of 2020

GUADALAJARA, Mexico, April 29, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the first quarter ended March 31, 2020. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Events related to the Coronavirus (COVID-19) outbreak:

In December 2019, a novel strain of COVID-19 was reported to have surfaced in Wuhan, Hubei Province, China. Between January and February of 2020, this disease spread to other countries. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic, which resulted in the gradual cancellation of international flights from Canada, the United States and Europe, and was reflected in the significant decline in passenger traffic in both Mexico and Jamaica.

As a result of the pandemic, governments around the world have taken preventative measures in order to mitigate the spread. In terms of the operation of our airports in Mexico, the government has not issued any travel restrictions. However, Phase 1 of the pandemic was declared during the second week of March and Phase 3 was declared during the third week of April, where the government emphatically recommended that only essential activity take place and that people should avoid leaving their homes whenever possible. This has resulted in the cancellation of a large volume of domestic and international flights. With respect to the operation of the airports in Jamaica, the government suspended all incoming international flights, for a period of 14 days beginning on March 25, 2020, except for cargo and merchandise transport; only commercial flights are permitted to depart. These measures have been extended until May 30, 2020 in Mexico and until May 31,2020 in Jamaica.

The abovementioned has considerably reduced air travel demand and availability, resulting in a deceleration of passenger traffic. In turn, this has generated a significantly adverse effect on the Company’s operations and revenue.

Company Actions:

  The Company has implemented a cost control plan for its service costs, throughout all 14 airports, running the operation at minimal levels without lowering passenger service quality, in accordance with the current demand. Unused operating areas have been closed, such as documentation modules, passenger revision lines, waiting areas, boarding gates, baggage claim areas, among others.

  Non-mandatory capital investments will be delayed and/or cancelled for the time being. The Company is reviewing with the authorities the deferral of investments that were included in the Master Development Program and were scheduled to take place this year. The change in the demand has lowered the growth capacity needs in the airports, therefore, the investments are expected to decrease.

  Shareholder dividend distributions and payments, as well as capital reductions, that had taken place in prior years were postponed as a measure of protecting the Company’s cash flow. This will be the case until we understand the financial impact this traffic reduction represents, and we have more clarity as to when the operation will normalize.

  As a support measure during this health emergency, the Company will offer discounts for some of its airport and commercial services to the airlines and tenants. Additionally, throughout our network of airports, the Company will grant payment deferrals to some of its clients and tenants in order to help them preserve liquidity and reinitiate financial activity as fast as possible upon the elimination of all mobility restrictions.

  In order to protect the health of our employees and the operating capacity of our airports, GAP has implemented certain activities, such as: (i) compliance with health recommendations from the Mexican Ministry of Health regarding the proper disinfection of common areas and aircraft boarding equipment; (ii) implementation of distancing parameters in passenger documentation and boarding areas; (iii) support to the authorities offering them working areas, infrastructure and supplies to conduct passenger revisions; (iv) home office connectivity for all administrative and corporate personnel; and the (v) creation of operating personnel groups so that we may minimize the number of personnel at the airports, while also having backup teams in the event of any emergency with main teams.

Impact of COVID-19 on the Company’s Financial Position:

While the Company is reporting a solid financial position for the first quarter of 2020, it also has the option of using bank credit lines in order to finance working capital needs. Additionally, it has the ability to issue long-term bond certificates (Certificados Bursátiles) to finance capital investments. Cash and Equivalents at March 31, 2020 stand at Ps. 10,973.9 million, and at Ps. 12,211.8 million as of April 23, 2020. Nevertheless, the Company cannot assure the impact that the pandemic as well as local and global economic conditions may have on the availability and conditions of financing and, therefore, there is no assurance as to the Company's ability to access financing nor on the financing terms.

Per 1Q20 results, the Company complies with all bank loan debt covenants: Net Debt/EBITDA 0.73x (>3.0x), Debt Service 3.09x (>1.1x), Total Equity Ps. 22,599.6 million (> Ps. 10,000.0 million).

The Company carried out an analysis to value the risk of its portfolio with the airlines and commercial clients, in terms of liquidity. As such, in 1Q20 GAP recognizes a provision of Ps. 46.0 million in its operating costs as a reserve for doubtful accounts.

In accordance with annual estimates for 2020, the Company expects the recovery of deferred asset tax on the Statement of Financial Position, even though the results are lower than those of 2019.

While the Company expects a negative impact to its operation and its financial results due to the COVID-19 pandemic, it does not foresee a risk to the overall continuity of the business. The Company has carried out a preliminary analysis of the financial results in the short, medium and long term, and has not identified any significant asset deterioration. Nevertheless, the demand trend may decrease more than expected and the pandemic impact could magnify, so the Company will maintain constant analysis and monitoring. As of today, GAP does not expect interruptions to the business and has the ability to continue as a going concern and do not foresight the cancellation of its operations at any of the airports.

The Company is unable to predict with certainty the impact that the COVID-19 outbreak will have for the rest of the year in its business, its clients, suppliers and employees, as well as on international air travel, or to what degree it may impact air travel demand in the regions in which the Company operates. Continuous travel restrictions, as well as general population fears with respect to air travel, could have a materially adverse effect on our business and on our operating results. The Company will continue informing the market regarding relevant updates to our operations, as well as to measures that are being adopted in order to preserve liquidity and the continuity of the business. The global and domestic impact of the pandemic will depend on its duration and its impact on the economy and air traffic.

Summary of Results 1Q20 vs. 1Q19

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 613.0 million, or 17.4%. Total revenues increased by Ps. 1,289.7 million, or 35.1%.

  Cost of services increased by Ps. 140.9 million, or 23.7%.

  Operating income increased by Ps. 263.5 million, or 12.7%.

  EBITDA increased by Ps. 323.9 million, or 13.0%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 70.8% in 1Q19 to 68.2% in 1Q20.

  Net income and comprehensive income increased by Ps. 1,861.7 million, or 142.8%, mainly due to the currency translation effect, as well as the cash flow reserve. Net income increased by Ps. 410.5 million, or 29.4%.

Passenger Traffic

During 1Q20, total terminal passengers at the Company’s 14 airports decreased by 161.9 thousand passengers, or 1.4%, compared to 1Q19. Over the same period, domestic passenger traffic increased by 676.4 thousand passengers, or 10.9%, while international passenger traffic decreased by 1,193.1 thousand passengers, or 21% in the 12 Mexican airports and Montego Bay.

In the traffic tables below, we have reflected the users of the Cross-Border Xpress (CBX) under the international passenger numbers for the Tijuana airport.

During 1Q20, there were no new route openings.

Domestic Terminal Passengers – 13 airports (in thousands):

Airport	1Q19	1Q20	Change
Guadalajara	2,420.4	2,336.5	(3.5%)
Tijuana *	1,361.2	1,420.1	4.3%
Los Cabos	394.7	402.7	2.0%
Puerto Vallarta	351.8	367.8	4.6%
Montego Bay	1.8	1.0	(47.0%)
Guanajuato	462.0	424.6	(8.1%)
Hermosillo	385.0	396.1	2.9%
Mexicali	266.0	277.0	4.1%
Morelia	110.2	125.8	14.1%
La Paz	210.1	213.5	1.7%
Aguascalientes	142.9	137.6	(3.7%)
Los Mochis	83.8	86.8	3.6%
Manzanillo	23.9	23.2	(2.8%)
Total	6,213.6	6,212.6	(0.0%)

*CBX users are classified as international passengers

International Terminal Passengers – 13 airports (in thousands):

Airport	1Q19	1Q20	Change
Guadalajara	988.1	957.8	(3.1%)
Tijuana *	658.1	684.3	4.0%
Los Cabos	1,056.2	947.1	(10.3%)
Puerto Vallarta	1,257.0	1,086.3	(13.6%)
Montego Bay	1,336.1	1,132.9	(15.2%)
Guanajuato	171.3	148.2	(13.5%)
Hermosillo	17.1	18.8	9.8%
Mexicali	1.4	1.2	(16.1%)
Morelia	101.3	99.6	(1.6%)
La Paz	3.6	3.3	(7.0%)
Aguascalientes	44.5	48.4	8.8%
Los Mochis	1.6	1.3	(23.1%)
Manzanillo	37.2	28.5	(23.4%)
Total	5,673.6	5,157.7	(9.1%)

*CBX users are classified as international passengers

Total Terminal Passengers – 13 airports (in thousands):

Airport	1Q19	1Q20	Change
Guadalajara	3,408.5	3,294.4	(3.3%)
Tijuana *	2,019.3	2,104.4	4.2%
Los Cabos	1,450.9	1,349.8	(7.0%)
Puerto Vallarta	1,608.7	1,454.1	(9.6%)
Montego Bay	1,337.9	1,133.9	(15.3%)
Guanajuato	633.3	572.9	(9.5%)
Hermosillo	402.1	414.9	3.2%
Mexicali	267.4	278.2	4.0%
Morelia	211.5	225.4	6.6%
La Paz	213.6	216.9	1.5%
Aguascalientes	187.5	186.0	(0.8%)
Los Mochis	85.4	88.0	3.1%
Manzanillo	61.0	51.7	(15.3%)
Total	11,887.2	11,370.4	(4.3%)

*CBX users are classified as international passengers

CBX Users (in thousands):

Airport	1Q19	1Q20	Change
Tijuana	647.3	677.3	4.6%

Kingston Airport (in thousands):

Passengers	1Q19	1Q20	Change
Domestic	N/A	1.3	N/A
Internacional	N/A	353.5	N/A
Total	N/A	354.8	N/A

Total Passengers – 14 airports (in thousands):

Passengers	1Q19	1Q20	Change
Domestic	6,213.6	6,213.9	0.0%
Internacional	5,673.6	5,511.2	(2.9%)
Total	11,887.2	11,725.2	(1.4%)

Consolidated Results for the First Quarter of 2020 (in thousands of pesos):

	1Q19	1Q20	Change
Revenues
Aeronautical services	2,631,325	3,123,782	18.7%
Non-aeronautical services	901,324	1,021,842	13.4%
Improvements to concession assets (IFRIC 12)	146,487	823,215	462.0%
Total revenues	3,679,136	4,968,839	35.1%

Operating costs
Costs of services:	595,639	736,558	23.7%
Employee costs	194,323	247,206	27.2%
Maintenance	112,440	114,403	1.7%
Safety, security & insurance	102,131	125,326	22.7%
Utilities	72,769	91,627	25.9%
Other operating expenses	113,976	157,996	38.6%

Technical assistance fees	115,574	132,265	14.4%
Concession taxes	325,267	443,706	36.4%
Depreciation and amortization	421,601	482,057	14.3%
Cost of improvements to concession assets (IFRIC 12)	146,487	823,215	462.0%
Other income	(3,908)	9,080	(332.3%)
Total operating costs	1,600,660	2,626,881	64.1%
Income from operations	2,078,476	2,341,958	12.7%

Financial Result	(82,605)	(15,094)	(81.7%)
Share of loss of associates	(4)	86	2250.0%
Income before income taxes	1,995,867	2,326,950	16.6%
Income taxes	(598,319)	(518,887)	(13.3%)
Net income	1,397,549	1,808,063	29.4%
Currency translation effect	(93,951)	1,417,364	(1608.6%)
Cash flow hedges, net of income tax	-	(60,108)	100.0%
Remeasurements of employee benefit – net income tax	(147)	(147)	0.2%
Comprehensive income	1,303,451	3,165,172	142.8%
Non-controlling interest	(25,166)	(193,754)	(669.9%)
Comprehensive income attributable to controlling interest	1,278,285	2,971,419	132.5%

	1Q19	1Q20	Change
EBITDA	2,500,078	2,824,015	13.0%
Comprehensive income	1,303,451	3,165,172	142.8%
Comprehensive income per share (pesos)	2.3234	5.6420	142.8%
Comprehensive income per ADS (US dollars)	0.9909	2.4062	142.8%

Operating income margin	56.5%	47.1%	(16.6%)
Operating income margin (excluding IFRIC 12)	58.8%	56.5%	(4.0%)
EBITDA margin	68.0%	56.8%	(16.4%)
EBITDA margin (excluding IFRIC 12)	70.8%	68.2%	(3.7%)
Costs of services and improvements / total revenues	20.2%	31.4%	55.6%
Cost of services / total revenues (excluding IFRIC 12)	16.9%	17.8%	5.4%

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 23.4480 per U.S. dollar (the noon buying rate on March 31, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 19.8551 per U.S. dollar for the three months ended March 31, 2020 was used.

Revenues (1Q20 vs. 1Q19)

  Aeronautical services revenues increased by Ps. 492.5 million, or 18.7%
  Non-aeronautical services revenues increased by Ps. 120.5 million, or 13.4%
  Revenues from improvements to concession assets increased by Ps. 676.7 million, or 462.0%
  Total revenues increased by Ps. 1,289.7 million, or 35.1%
  Aeronautical services revenues include:

    Revenues from the Mexican airports increased by Ps. 334.1 million, or 15.2%, compared to 1Q19, generated mainly by an increase of Ps. 315.4 million or 16.4% in revenues from higher passenger charges per the higher passenger fees approved under the 2020-2024 Master Development Program, and higher inflation for the period. This effect was offset by a 3.0% decrease in passenger traffic, as well as an increase of revenues from aircraft landing and aircraft parking charges of Ps. 16.7 million. Inflation applicable to the passenger charges for 1Q20 rose by 3.8%.

    Revenues from the Montego Bay airport increased by Ps. 17.6 million, or 4.0%, compared to 1Q19. This was mainly due to a 3.3% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 19.2199 in 1Q19 to an average exchange rate of Ps. 19.8551 in 1Q20, as well as the increase in passenger fees as approved under the 2020-2024 Master Development Program.

    The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 140.8 million to revenues.

  Non-aeronautical services revenues include:

    The Mexican airports contributed an increase of Ps. 74.5 million, or 9.9%, compared to 1Q19, mainly driven by an increase of Ps. 65.6 million in revenues from businesses operated by third parties. This was mainly due to the increase in revenues from car rentals, food and beverage operations, commercial spaces and duty-free stores, which jointly increased by Ps. 60.6 million.

    Revenues from businesses operated directly by the Company increased by Ps. 19.4 million, or 34.4%, mainly due to an increase in revenues from VIP lounges and convenience stores, which was offset by a decline in revenues from car parking for Ps. 11.2 million or 13.6% due to local protestors blocking of the car parking in the Guadalajara airport starting in November 2019 and ending in the second week of February 2020.

    Revenues from the Montego Bay airport in 1Q20 decreased by Ps. 6.1 million, or 3.8% compared to 1Q19, mainly due to the partial closure of commercial business operations due to the remodeling of the terminal building.

    The consolidation of the Kingston airport contributed Ps. 52.1 million to non-aeronautical revenue.
	1Q19	1Q20	Change
Businesses operated by third parties:
Duty-free operations	131,050	152,027	16.0%
Food and beverage operations	112,396	144,746	28.8%
Retail operations	91,826	106,421	15.9%
Car rentals	92,173	110,376	19.7%
Leasing of space	62,502	55,710	(10.9%)
Time shares operations	52,827	52,458	(0.7%)
Ground transportation	37,001	38,260	3.4%
Communications and financial services	21,088	31,108	47.5%
Other commercial revenues	16,255	25,516	57.0%
Total	617,119	716,622	16.1%

Businesses operated directly by us:
Car parking	85,584	78,105	(8.7%)
VIP lounges	63,612	81,286	27.8%
Advertising	34,927	33,934	(2.8%)
Convenience stores	34,115	50,270	47.4%
Total	218,237	243,595	11.6%
Recovery of costs	65,968	61,624	(6.6%)
Total Non-aeronautical Revenues	901,324	1,021,842	13.4%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 676.7 million, or 462.0%, compared to 1Q19, mainly in the airports in Mexico, given that  2020 marks the beginning of the 2020-2024 Master Development Program for Ps. 701.8 million and represented the most significant committed investment amounts to date. This increase was offset by the decline in improvements to concession assets at the Montego Bay airport of Ps. 25.1 million, or 61.1%.

___________________________________
[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1,026.2 million, or 64.1%, compared to 1Q19. Excluding the cost of improvements to the concession assets (IFRIC-12) and costs for the Kingston airport, operating costs increased Ps. 144.6 million, or 9.9%.

Mexican Airports:

  Operating costs increased by Ps. 825.7 million, or 70.5%, compared to 1Q19, mainly due to an increase in the cost of improvements to the concession assets (IFRIC 12) for Ps. 701.8 million, cost of services for Ps. 48.6 million, technical assistance fees and concession fee of Ps. 36.6 million, or 12.5%, jointly, and depreciation and amortization of Ps. 37.4 million, or 11.5%.

  The increase in the cost of services was mainly due to:

    Employee costs increased by Ps. 29.2 million, or 17.9%, compared to 1Q19, mainly due to salary increases that took place in 2Q19, as well as an increase of 6.8% in head count.
    Other operating expenses increased by Ps. 16.5 million, or 16.3%, compared to 1Q19, mainly due to cost of sales in the VIP lounges and convenience stores, professional service fees, and advertising for Ps. 15.1 million, or 13.9%.
    Cost of services increased by Ps. 5.4 million, or 11.0%, due to the expansion in square meters, of the terminal buildings as well as the increase in electricity costs during 2020.
    These increases were offset by a decrease in maintenance expenses of Ps. 7.6 million, or 8.0%, compared to 1Q19.

Montego Bay Airport:

  Operating costs decreased by Ps. 10.1 million, or 2.8%, compared to 1Q19, mainly due to a decrease in improvements to concession assets (IFRIC 12) of Ps. 25.1 million, higher concession fee of Ps. 15.7 million, which were offset by an increase in depreciation and amortization of Ps. 20.7 million, or 21.6%, and cost of services of Ps. 11.5 million. Operating costs in U.S. dollars declined by US$ 1.1 million, however, this figure was offset by the depreciation of the peso versus the dollar of 3.3.%.

Kingston Airport:

  The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 204.9 million in 1Q20, mainly due to the concession fee of Ps. 114.3 million, other operating costs of Ps. 27.9 million, employee costs of Ps. 20.9 million, security and insurance costs of Ps. 16.2 million, utility costs of Ps. 13.1 million, and maintenance expenses of Ps. 10.4 million.

Operating margin for 1Q20 decreased by 940 basis points, from 56.5% in 1Q19 to 47.1% in 1Q20. Excluding the effects of IFRIC 12, operating margin decreased by 230 basis points, from 58.8% in 1Q19 to 56.5% in 1Q20. Operating income increased by Ps. 263.5 million, or 12.7%, compared to 1Q19.

EBITDA margin decreased by 1,120 basis points from 68.0% in 1Q19 to 56.8% in 1Q20. Excluding the effects of IFRIC 12, EBITDA margin decreased by 260 basis points from 70.8% in 1Q19 to 68.2% in 1Q20. The nominal value of EBITDA increased by Ps. 323.9 million, or 13.0%, compared to 1Q19.

The net financial result decreased by Ps. 67.5 million, from a net expense of Ps. 82.6 million in 1Q19 to a net expense of Ps. 15.1 million in 1Q20. This decrease was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 69.3 million gain in 1Q19 to Ps. 236.4 million in 1Q20, mainly due to an 1.5% appreciation of the Mexican peso against the U.S. dollar in 1Q19, compared to an depreciation of 24.8% at the end of 1Q20, thereby generating an increase in the foreign exchange gain of Ps. 167.1 million. The currency translation effect represented a higher gain of Ps. 1,511.3 million, compared to 1Q19 and is reflected in the consolidated income.

  An increase in interest expenses of Ps. 44.0 million compared to 1Q19, mainly due to higher debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) and interest paid for hedging instruments.

  Interest income declined by Ps. 55.6 million, or 37.1%, mainly due to the decline in the fair value of the hedging instruments and was offset by an increase in interest.

Comprehensive income increased by Ps. 1,861.7 million, or 142.8%, compared to 1Q19.

This increase was mainly the result of an exchange rate loss resulting from the foreign exchange conversion effects of Ps. 1,511.3 million. Net income increased by Ps. 410.5 million, or 29.4% in 1Q20.

Income taxes decreased by Ps. 79.4 million, or 13.3%, in 1Q20. This was a result of a higher incurred tax of Ps. 189.8 million, due to higher accumulated inflation, which went from 0.4% in 1Q19 to an inflation of 0.9% in 1Q20. This was offset by an increase in taxes incurred of Ps. 110.4 million.

Statement of Financial Position

Total assets as of March 31, 2020 increased by Ps. 3,576.4 million compared to March 31, 2019, primarily due to the following items: (i) improvements to concession assets of Ps. 1,714.6 million; (ii) accounts receivable for Ps. 600.4 million; (iii) an increase in deferred taxes of Ps. 391.7 million; (iv) airport concessions of Ps. 328.2 million; and (v) cash and equivalents of Ps. 317.3 million, among others.

Total liabilities as of March 31, 2020 increased by Ps. 2,817.4 million compared to the same period of 2019. This increase was primarily due to the following items: (i) bank loans of Ps. 1,070.0 million due to the 24.8% depreciation of the dollar in 1Q20; (ii) debt of Ps. 800.0 million; (iii) derivative financial instruments of Ps. 385.0 million; (iv) concession fees of Ps. 159.4 million; and (v) liabilities from deferred taxes of Ps. 135.1 million.

Recent Events

  On February 13, 2020 the Company issued 30 million long-term bond certificates (Certificados Bursátiles) in Mexico, at a nominal value of Ps. 100 each, for a total value of Ps. 3.0 billion. These bond certificates are secured bonds payable upon maturity and correspond to the “GAP 20” issuance, these bond certificates are at a variable rate of TIIE-28 plus 17 basis points, maturing on February 6, 2025. The amounts from this issuance will be allocated towards the payment of the bond certificates under the ticker symbol “GAP15” and towards financing capital investments in Mexico.

  On February 14, 2020, the Company made the maturity payment of the “GAP15” issuance, equivalent to 22 million bond certificates for a value of Ps. 2.2 billion.

  In April, the Company utilized a credit line from Scotiabank for Ps. 1.0 billion, at a 15-month rate of TIIE-28 plus 100 basis points and capital payment upon maturity and a structuring fee of 40 basis points. The proceeds will be used for corporate purposes.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q19	1Q20	Change
Guadalajara
Aeronautical services	691,981	805,407	16.4%
Non-aeronautical services	219,039	219,189	0.1%
Improvements to concession assets (IFRIC 12)	10,394	258,940	2391.2%
Total Revenues	921,413	1,283,535	39.3%
Operating income	590,200	679,135	15.1%
EBITDA	674,804	770,159	14.1%

Tijuana
Aeronautical services	358,233	380,298	6.2%
Non-aeronautical services	91,721	117,202	27.8%
Improvements to concession assets (IFRIC 12)	5,586	143,260	2464.8%
Total Revenues	455,540	640,760	40.7%
Operating income	281,552	304,215	8.0%
EBITDA	331,844	366,375	10.4%

Los Cabos
Aeronautical services	354,331	430,401	21.5%
Non-aeronautical services	194,609	215,532	10.8%
Improvements to concession assets (IFRIC 12)	61,775	162,350	162.8%
Total Revenues	610,715	808,283	32.4%
Operating income	377,509	451,222	19.5%
EBITDA	433,950	516,548	19.0%

Puerto Vallarta
Aeronautical services	381,185	454,549	19.2%
Non-aeronautical services	129,102	141,526	9.6%
Improvements to concession assets (IFRIC 12)	2,972	113,707	3725.5%
Total Revenues	513,259	709,782	38.3%
Operating income	365,248	437,021	19.7%
EBITDA	403,735	477,683	18.3%

Montego Bay
Aeronautical services	438,927	456,561	4.0%
Non-aeronautical services	151,788	145,653	(4.0%)
Improvements to concession assets (IFRIC 12)	41,050	15,987	(61.1%)
Total Revenues	631,765	618,202	(2.1%)
Operating income	208,032	203,512	(2.2%)
EBITDA	303,906	320,116	5.3%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	1Q19	1Q20	Change
Guanajuato
Aeronautical services	131,424	141,747	7.9%
Non-aeronautical services	39,221	46,977	19.8%
Improvements to concession assets (IFRIC 12)	817	32,469	3875.8%
Total Revenues	171,462	221,193	29.0%
Operating income	113,807	122,887	8.0%
EBITDA	131,011	140,270	7.1%

Hermosillo
Aeronautical services	73,480	82,969	12.9%
Non-aeronautical services	21,335	24,291	13.9%
Improvements to concession assets (IFRIC 12)	832	4,347	422.5%
Total Revenues	95,647	111,607	16.7%
Operating income	37,295	47,684	27.9%
EBITDA	56,267	66,701	18.5%

Others (1)
Aeronautical services	201,765	371,849	84.3%
Non-aeronautical services	54,510	111,471	104.5%
Improvements to concession assets (IFRIC 12)	23,061	92,155	299.6%
Total Revenues	279,335	575,476	106.0%
Operating income	73,361	80,573	9.8%
EBITDA	121,706	139,389	14.5%

Total
Aeronautical services	2,631,325	3,123,782	18.7%
Non-aeronautical services	901,324	1,021,842	13.4%
Improvements to concession assets (IFRIC 12)	146,487	823,215	462.0%
Total Revenues	3,679,135	4,968,839	35.1%
Operating income	2,047,004	2,326,250	13.6%
EBITDA	2,457,221	2,797,241	13.8%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

	2019	2020	Change	%
Assets
Current assets
Cash and cash equivalents	10,656,588	10,973,890	317,302	3.0%
Trade accounts receivable - net	1,238,048	1,838,539	600,491	48.5%
Other current assets	341,261	482,747	141,486	41.5%
Total current assets	12,235,897	13,295,176	1,059,279	8.7%

Advanced payments to suppliers	197,944	396,717	198,773	100.4%
Machinery, equipment and improvements to leased buildings - net	1,889,346	1,923,125	33,779	1.8%
Improvements to concession assets - net	11,091,576	12,806,135	1,714,559	15.5%
Airport concessions - net	11,241,883	11,570,119	328,236	2.9%
Rights to use airport facilities - net	911,948	855,249	(56,699)	(6.2%)
Deferred income taxes	5,396,291	5,788,002	391,711	7.3%
Other non-current assets	785,267	692,048	(93,220)	(11.9%)
Total assets	43,750,152	47,326,570	3,576,418	8.2%

Liabilities
Current liabilities	2,148,750	2,522,435	373,684	17.4%
Long-term liabilities	18,525,799	20,969,520	2,443,721	13.2%
Total liabilities	20,674,550	23,491,955	2,817,405	13.6%

Stockholders' Equity
Common stock	7,777,576	6,185,082	(1,592,494)	(20.5%)
Legal reserve	1,345,709	1,592,551	246,842	18.3%
Net income	1,362,747	1,776,946	414,199	30.4%
Retained earnings	9,552,070	9,940,034	387,964	4.1%
Reserve for share repurchase	2,983,374	3,283,374	300,000	10.1%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	691,305	1,780,720	1,089,415	157.6%
Remeasurements of employee benefit – Net	7,864	6,459	(1,405)	(17.9%)
Cash flow hedges- Net	-	(232,202)	(232,202)	100.0%
Total controlling interest	21,987,271	22,599,590	612,319	2.8%
Non-controlling interest	1,088,330	1,235,024	146,694	13.5%
Total stockholder´s equity	23,075,602	23,834,614	759,013	3.3%

Total liabilities and stockholders' equity	43,750,152	47,326,570	3,576,418	8.2%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	1Q19	1Q20	Change
Cash flows from operating activities:
Consolidated net income	1,397,549	1,808,063	29.4%

Postemployment benefit costs	4,858	4,618	(4.9%)
Allowance expected credit loss	(19,915)	45,967	(330.8%)
Depreciation and amortization	421,601	482,057	14.3%
Loss on sale of machinery, equipment and improvements to leased assets	889	(3,052)	(443.3%)
Interest expense	236,347	314,181	32.9%
Share of (loss) profit of associate	4	(86)	(2250.0%)
Provisions	1,620	(2,230)	(237.7%)
Income tax expense	598,319	518,887	(13.3%)
Unrealized exchange gain (loss)	(51,288)	764,683	(1591.0%)
Net (gain) loss on derivative financial instruments	10,695	28,442	165.9%
	2,600,678	3,961,530	52.3%

Changes in working capital:
(Increase) decrease in
Trade accounts receivable	173,042	(329,389)	(290.4%)
Recoverable tax on assets and other assets	(37,339)	159,593	(527.4%)
Increase (decrease) in
Concession taxes payable	59,660	35,282	(40.9%)
Accounts payable	(4,144)	222,349	(5465.6%)
Cash generated by operating activities	2,791,897	4,049,365	45.0%
Income taxes paid	(523,398)	(476,789)	(8.9%)
Net cash flows provided by operating activities	2,268,499	3,572,576	57.5%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(448,891)	(638,038)	42.1%
Cash flows from sales of machinery and equipment	375	165	(56.0%)
Other investment activities	1,592	(14,384)	(1003.5%)
Net cash used by investment activities	(446,924)	(652,257)	45.9%

Cash flows from financing activities:
Debt securities	3,000,000	3,000,000	0.0%
Payment from Debt securities	-	(2,200,000)	100.0%
Interest paid	(297,286)	(351,298)	18.2%
Interest paid on lease	(1,317)	(717)	(45.6%)
Payments of obligations for leasing	(4,907)	(3,652)	(25.6%)
Net cash flows used in financing activities	2,696,490	444,333	(83.5%)

Effects of exchange rate changes on cash held	(12,934)	109,045	(943.1%)
Net increase in cash and cash equivalents	4,505,131	3,473,697	(22.9%)
Cash and cash equivalents at beginning of year	6,151,457	7,500,193	21.9%
Cash and cash equivalents at the end of year	10,656,588	10,973,890	3.0%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	1Q19	1Q20	Change
Revenues
Aeronautical services	2,631,325	3,123,782	18.7%
Non-aeronautical services	901,324	1,021,842	13.4%
Improvements to concession assets (IFRIC 12)	146,487	823,215	462.0%
Total revenues	3,679,136	4,968,839	35.1	% costs
Costs of services:	595,639	736,558	23.7%
Employee costs	194,323	247,206	27.2%
Maintenance	112,440	114,403	1.7%
Safety, security & insurance	102,131	125,326	22.7%
Utilities	72,769	91,627	25.9%
Other operating expenses	113,976	157,996	38.6%

Technical assistance fees	115,574	132,265	14.4%
Concession taxes	325,267	443,706	36.4%
Depreciation and amortization	421,601	482,057	14.3%
Cost of improvements to concession assets (IFRIC 12)	146,487	823,215	462.0%
Other income	(3,908)	9,080	(332.3%)
Total operating costs	1,600,660	2,626,881	64.1%
Income from operations	2,078,476	2,341,958	12.7%

Financial Result	(82,605)	(15,094)	(81.7%)
Share of loss of associates	(4)	86	2250.0%
Income before income taxes	1,995,867	2,326,950	16.6%
Income taxes	(598,319)	(518,887)	(13.3%)
Net income	1,397,549	1,808,063	29.4%
Currency translation effect	(93,951)	1,417,364	(1608.6%)
Cash flow hedges, net of income tax	-	(60,108)	100.0%
Remeasurements of employee benefit – net income tax	(147)	(147)	0.2%
Comprehensive income	1,303,451	3,165,172	142.8%
Non-controlling interest	(25,166)	(193,754)	(669.9%)
Comprehensive income attributable to controlling interest	1,278,285	2,971,419	132.5%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2019	7,777,576	1,345,709	2,983,374	(1,733,374)	9,552,070	783,628	20,708,986	1,063,164	21,772,150
Comprehensive income:
Net income	-	-	-	-	1,362,747	-	1,362,747	34,803	1,397,550
Foreign currency translation reserve	-	-	-	-	-	(84,315)	(84,315)	(9,636)	(93,951)
Remeasurements of employee benefit – Net	-	-	-	-	-	(147)	(147)	-	(147)
Balance as of March 31, 2019	7,777,576	1,345,709	2,983,374	(1,733,374)	10,914,817	699,165	21,987,271	1,088,330	23,075,602

Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,776,946	-	1,776,946	31,117	1,808,063
Foreign currency translation reserve	-	-	-	-	-	1,254,727	1,254,727	162,637	1,417,364
Remeasurements of employee benefit – Net	-	-	-	-	-	(147)	(147)	-	(147)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(60,108)	(60,108)	-	(60,108)
Balance as of March 31, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,716,980	1,554,977	22,599,590	1,235,024	23,834,614

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through March 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	1Q19	1Q20	Change
Total passengers	11,887.1	11,725.2	(1.4%)
Total cargo volume (in WLUs)	540.0	553.0	2.4%
Total WLUs	12,426.9	12,278.2	(1.2%)

Aeronautical & non aeronautical services per passenger (pesos)	297.2	353.6	19.0%
Aeronautical services per WLU (pesos)	211.7	254.4	20.2%
Non aeronautical services per passenger (pesos)	75.8	87.1	14.9%
Cost of services per WLU (pesos)	47.9	60.0	25.2%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 29, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer